Exhibit 1


                                                                      PartnerRe

News Release


    PartnerRe Ltd. Reports Record Second Quarter and First Half 2003 Results

     o Second Quarter Net Income of $2.00 per share; Operating Earnings of $1.57 per share
     o    Net Premium Written Growth of 49%
     o    Annualized Net Income ROE of 23%; Annualized Operating ROE of 18%
     o    Book Value per Share of $38.98, a 10% increase in the Second Quarter

PEMBROKE, Bermuda, August 4, 2003 -- PartnerRe Ltd. (NYSE:PRE) today reported record results for the second quarter and first half of 2003.

PartnerRe President & Chief Executive Officer, Patrick Thiele, commented, "We had an exceptional second quarter. In addition to setting a new record for operating income, we continued to achieve significant levels of written premium and book value growth, clearly indicating that we are benefiting from both our operating strategies and the current attractive market conditions."

For the three months ended June 30, 2003, net income was $121.9 million, or $2.00 per share on a fully diluted basis. Net income includes a net after-tax realized gain on investments of $23.1 million or $0.43 per share. This quarter's per share result includes one-time preferred share charges of $9.6 million or $0.18 per share relating to the issuance of new Series C Preferred Shares and redemption of the Series A Preferred Shares. The Company also began recognizing compensation expense relating to its stock incentive plans under the fair-value method of Financial Accounting Standard No. 123 "Accounting for Stock-Based Compensation" (FAS 123). This added $1.1 million or $0.02 per share to operating expenses during the second quarter. Net income for the second quarter of 2002, including a net after-tax realized loss on investments of $9.7 million or $0.19 per share, was $66.6 million or $1.19 per share.

Operating earnings for the second quarter 2003 were $84.2 million or $1.57 per share on a fully diluted basis. Operating earnings exclude net realized investment gains or losses and are calculated after payment of preferred dividends. Operating results for this quarter also reflect the impact of the refinancing of the Series A Preferred Shares and the expense related to stock incentives. This compares to operating earnings of $71.3 million, or $1.38 per share for the second quarter of 2002.



PartnerRe Ltd.                     Telephone +1 441 292 0888
Chesney House,                     Fax +1 441 292 6080
96 Pitts Bay Road                  www.partnerre.com
Pembroke, Bermuda HM 08

                                                                      PartnerRe

News Release


Summary unaudited consolidated financial data for the period is set out below.

----------------------------------------------------------------------------------------------------------
U.S.$ thousands (except per share amounts)         Three months ended June 30    Six months ended June 30
----------------------------------------------------------------------------------------------------------
                                                      2003 (b)         2002        2003 (b)          2002
----------------------------------------------------------------------------------------------------------
Net Premiums Written                                  $838,860     $563,300      $2,073,607    $1,387,773
----------------------------------------------------------------------------------------------------------
Net Premiums Earned                                   $862,848     $565,669      $1,669,084    $1,045,143
----------------------------------------------------------------------------------------------------------
Non-life Combined Ratio                                  92.6%        94.4%           93.5%         93.5%
----------------------------------------------------------------------------------------------------------
Net Income                                            $121,915      $66,589        $246,284      $129,844
----------------------------------------------------------------------------------------------------------
Net Income per share (a)                                 $2.00        $1.19           $4.22         $2.32
----------------------------------------------------------------------------------------------------------
Net Operating Earnings (a)                             $84,209      $71,320        $165,127      $138,107
----------------------------------------------------------------------------------------------------------
Net Operating Earnings per share (a)                     $1.57        $1.38           $3.07         $2.67
----------------------------------------------------------------------------------------------------------

     (a) Net income per share is defined as net income available to common shareholders divided by the number of fully diluted shares. Net income available to common shareholders is defined as net income less preferred dividends. Net operating earnings is net income available to common shareholders excluding after-tax net realized gains/losses on investments. Per share results are on a fully-diluted basis.

     (b) As a result of the refinancing of the Series A Preferred Shares and issuance of the Series C Preferred Shares, the Company recognized a charge of $7.8 million relating to the redemption of the Series A Preferred Shares as well as $1.8 million in additional preferred dividends as a result of the overlap of the two securities. Net income per share, operating earnings and operating earnings per share include the total impact of $9.6 million or $0.18 per share.

Net premiums written for the second quarter were $838.9 million, a 49% increase over the comparable period in 2002. Total revenues increased 54% in the quarter to $952.9 million, including $862.8 million of net premiums earned - an increase of 53%, net investment income of $63.8 million - an increase of 7%, and net realized investment gains of $24.5 million. For the second quarter of 2002, revenues were $620.3 million, with $565.7 million of net premiums earned, net investment income of $59.5 million, and net realized investment losses of $6.3 million.

For the six months ended June 30, 2003, net premiums written were $2.1 billion, an increase of 49% from the prior year. Net income was $246.3 million or $4.22 per share. Net income for the period includes a net after-tax realized gain on investments of $61.6 million or $1.15 per share. Operating earnings were $165.1 million or $3.07 per share on a fully diluted basis. These results also include the impact of the refinancing of the Series A Preferred Shares and



PartnerRe Ltd.                     Telephone +1 441 292 0888
Chesney House,                     Fax +1 441 292 6080
96 Pitts Bay Road                  www.partnerre.com
Pembroke, Bermuda HM 08

                                                                      PartnerRe

News Release


the expense related to stock incentives. Net income for the first six months of 2002 was $129.8 million, or $2.32 per share after net after-tax realized losses of $18.3 million or $0.35 per share. Operating earnings for the same period in 2002 were $138.1 million or $2.67 per share on a fully diluted basis.

At June 30, 2003, total assets were $10.5 billion, total capitalization was $3.0 billion, and total shareholders' equity was $2.4 billion. This compares to total assets of $8.7 billion, total capitalization of $2.7 billion, and total shareholders' equity of $2.1 billion at December 31, 2002. Book value per common share was $38.98 on a fully diluted basis, compared to $34.02 per share at December 31, 2002, representing an increase of 15% for the first six months of 2003.

Separately, the Company announced in June that its Board of Directors had increased the annual common share dividend by 7% to $1.24 from $1.16. Today, the Board declared a quarterly dividend of $0.31 per share representing this increased level of dividend. The dividend will be payable on September 2, 2003, to common shareholders of record on August 22, 2003, with the stock trading ex-dividend commencing August 20, 2003.

Results of Operations

"Growth in net written premium during the second quarter continued to be strong, representing a 49% increase over the second quarter of 2002," Mr. Thiele said. "Given our strong second quarter growth on top of the 50% growth in the first three months of 2003, we now expect a higher level of growth for 2003, closer to 30%.

"Again, this level of growth reflects our solid and differentiated market position, both in the US and in Europe," Mr. Thiele continued. "It is indicative of our ability to attract quality business across a diversified portfolio of reinsurance lines, our broad geographical spread and the access we have to both the direct and broker markets.

"Our Non-Life segment continued to perform very well, with a combined ratio of 92.6%. This represents the high volume of profitable business written over the last several quarters, and a moderate level of catastrophe losses during the quarter.

"In the Life segment, we continued to take advantage of opportunities in European life business, virtually doubling life premiums for the first six months of 2003 over the comparable period in 2002. We are confident we are building value which will benefit our income statement in future periods."



PartnerRe Ltd.                     Telephone +1 441 292 0888
Chesney House,                     Fax +1 441 292 6080
96 Pitts Bay Road                  www.partnerre.com
Pembroke, Bermuda HM 08

                                                                      PartnerRe

News Release


Results by Segment

The Non-Life segment reported net premiums written of $772.9 million for the quarter, an increase of 46%, reflecting growth in all lines of business. The Non-Life technical result increased 70% to $113.3 million. The combined ratio was 92.6% for the second quarter compared to 94.4% for the same period in 2002. For the first six months of 2003, Non-Life net premiums written were $1.9 billion, representing an increase of 47% over the first half year of 2002. The Non-Life technical result increased 51% to $201.0 million. The combined ratio was steady at 93.5% for the first six months.

The U.S. Property and Casualty business, which represented approximately 26% of total net premiums written for the quarter, reported net premiums written of $221.3 million, a 26% increase over the prior year's second quarter, with substantial growth in specialty casualty lines. Net premiums earned increased 57% during the quarter when compared to the same period in 2002. The technical result for the second quarter increased to $10.1 million from a loss of $4.3 million in 2002, representing both higher premiums earned and a lower technical ratio. The technical ratio for this segment was 95.3%, compared to 103.1% in the second quarter of 2002, reflecting solid underwriting results in most lines. For the six-month period, net premiums written increased 54% to $539.1 million, with a technical ratio of 95.6% as compared to 98.5% for the prior year period. The technical result increased to $18.0 million for the first half of 2003 from $3.8 million in 2002.

The Global (Non-U.S.) Property and Casualty business, which represented approximately 22% of total net premiums written, reported net premiums written of $185.5 million for the second quarter of 2003, a 69% increase over the prior year, with the strongest growth in property business. Net premiums earned during the quarter increased 56%. The technical result for the second quarter grew to $12.6 million from $2.7 million in 2002, representing both higher premiums earned and improvements in most lines of business. The technical ratio for this segment was 94.2% compared to 98.1% for the same period in 2002. For the six-month period, net premiums written increased 58% to $490.3 million with a technical ratio of 93.2% as compared to 97.8% for the first six months of 2002. The six month technical result increased five-fold to $28.2 million from $5.6 million in 2002.

The Worldwide Specialty business, which represented approximately 44% of total net premiums written for the quarter, reported net premiums written of $366.1 million for the second quarter, a 50% increase over the prior year period. Net premiums earned increased 42% during the quarter. The technical result for the quarter increased 33% to $90.6 million compared to $68.1 million in 2002. This unit's technical ratio of 75.2%, compared to 73.5%



PartnerRe Ltd.                     Telephone +1 441 292 0888
Chesney House,                     Fax +1 441 292 6080
96 Pitts Bay Road                  www.partnerre.com
Pembroke, Bermuda HM 08

                                                                      PartnerRe

News Release


for the second quarter of 2002, reflects strong results across most lines, most significantly in catastrophe, aviation, and energy. For the six-month period, net premiums written increased 37% to $896.4 million with a technical ratio of 77.9% compared to 73.2% for the comparable period in 2002. The six-month technical result grew to $154.8 million from $124.1 million in 2002.

The Life segment, which markets coverages primarily in Europe, Canada and Latin America, and represented approximately 8% of total net premiums written, reported net premiums written of $66.0 million for the quarter, as compared to $33.4 million for the second quarter 2002, representing an increase of 98%. The net technical result for the quarter was a gain of $5.4 million, compared to $4.3 million for the comparable period in 2002. For the first six months, net premium written increased 100% to $147.8 million, with a net technical result of $10.5 million as compared to $7.2 million for the first six months of 2002.

Commentary and Outlook

"Virtually all of our operations are performing well this year, our tenth anniversary year," Mr. Thiele said. "The current market is allowing PartnerRe to demonstrate its strengths in underwriting, financial capacity and client relationships.

"These strengths were exhibited in our July 1 renewals where we experienced 17% growth in estimated premium production over the expiring premium base. The growth of well-priced business plus expected growth in our non-life investment income account makes us optimistic about results through this year and next.

"We remain confident that we will achieve our plan results for 2003 of operating ROE of a minimum of 17% and earnings per share of at least $5.70, absent a large loss in the third or fourth quarter of 2003. We expect net written premium will be in excess of $3.5 billion for the year."

                 ---------------------------------------------

The Company uses operating earnings, diluted operating earnings per share and operating return on beginning equity to measure performance, as these measures focus on the underlying fundamentals of our operations without the influence of realized gains and losses from the sale of investments, which is driven by the timing of the disposition of investments and not by our operating performance. For planning purposes, the Company does not anticipate realized investment gains or losses. The Company also uses technical ratio and technical result as measures of underwriting performance. These metrics exclude overhead



PartnerRe Ltd.                     Telephone +1 441 292 0888
Chesney House,                     Fax +1 441 292 6080
96 Pitts Bay Road                  www.partnerre.com
Pembroke, Bermuda HM 08

                                                                      PartnerRe

News Release


expenses. All references to per share amounts in this press release are on the basis of fully diluted shares.

                 ---------------------------------------------

PartnerRe Ltd. is a leading global reinsurer, providing multi-line reinsurance to insurance companies. Risks reinsured include property, casualty, motor, agriculture, aviation/space, catastrophe, credit/surety, engineering/energy, marine, special risks, other lines, life/annuity and health. At year-end 2002, total revenues were $2.7 billion. As of June 30, 2003, total assets were $10.5 billion, total capitalization was $3.0 billion and total shareholders' equity was $2.4 billion.

PartnerRe on the Internet: www.partnerre.com

Forward-looking statements contained in this press release are based on the Company's assumptions and expectations concerning future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. PartnerRe's forward-looking statements could be affected by numerous foreseeable and unforeseeable events and developments such as exposure to catastrophe or other large losses, adequacy of reserves, risks associated with implementing business strategies, levels and pricing of new and renewal business achieved, credit, interest, currency and other risks associated with the Company's investment portfolio and other factors identified in the Company's filings with the Securities and Exchange Commission. In light of the significant uncertainties inherent in the forward-looking information contained herein, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the dates on which they are made. The Company disclaims any obligation to publicly update or revise any forward-looking information or statements.


Contacts:  PartnerRe Ltd.                        Citigate Sard Verbinnen
           (441) 292-0888                        (212) 687-8080
           Investor Contact: Robin Sidders       Jim Barron/Hallie Bozzi
           Media Contact: Celia Powell



PartnerRe Ltd.                     Telephone +1 441 292 0888
Chesney House,                     Fax +1 441 292 6080
96 Pitts Bay Road                  www.partnerre.com
Pembroke, Bermuda HM 08

                                 PartnerRe Ltd.
         Consolidated Statements of Operations and Comprehensive Income (Expressed in thousands of U.S dollars, except per share data)
                                  (Unaudited)

                                                                      For the three   For the three    For the six      For the six
                                                                      months ended    months ended     month ended      months ended
                                                                        June 30,        June 30,         June 30,         June 30,
                                                                          2003            2002             2003             2002
Revenues
     Gross premiums written                                           $   837,302     $   567,667      $ 2,098,892      $ 1,414,519
                                                                      ===========     ===========      ===========      ===========

     Net premiums written                                             $   838,860     $   563,300      $ 2,073,607      $ 1,387,773
     Decrease (increase) in unearned premiums                              23,988           2,369         (404,523)        (342,630)
                                                                      -----------     -----------      -----------      -----------
     Net premiums earned                                                  862,848         565,669        1,669,084        1,045,143
     Net investment income                                                 63,795          59,526          125,474          118,230
     Net realized investment gains (losses)                                24,504          (6,273)          65,456          (14,154)
     Other income                                                           1,761           1,348            3,260            2,023
                                                                      -----------     -----------      -----------      -----------
     Total Revenues                                                       952,908         620,270        1,863,274        1,151,242
                                                                      -----------     -----------      -----------      -----------

Expenses
     Losses and loss expenses including life policy benefits              554,273         381,767        1,110,270          693,621
     Acquisition costs                                                    201,599         120,667          371,321          224,714
     Other operating expenses                                              58,078          39,729          109,349           76,665
     Interest expense                                                       3,231           3,231            6,426            6,427
     Net foreign exchange losses                                            3,375           2,487              294            6,090
                                                                      -----------     -----------      -----------      -----------
     Total Expenses                                                       820,556         547,881        1,597,660        1,007,517
                                                                      -----------     -----------      -----------      -----------

Income before distributions related to Trust Preferred
     and Mandatorily Redeemable Preferred Securities and taxes            132,352          72,389          265,614          143,725
     Distributions related to Trust Preferred and Mandatorily
        Redeemable Preferred Securities                                     6,815           6,815           13,630           13,630
     Income tax expense (benefit)                                           3,622          (1,015)           5,700              251
                                                                      -----------     -----------      -----------      -----------
Net income                                                            $   121,915     $    66,589      $   246,284      $   129,844
                                                                      ===========     ===========      ===========      ===========

Preferred dividends                                                   $    14,567     $     5,000      $    19,567      $    10,000
                                                                      ===========     ===========      ===========      ===========

Operating earnings available to common shareholders                   $    84,209     $    71,320      $   165,127      $   138,107
                                                                      ===========     ===========      ===========      ===========

Comprehensive income                                                  $   224,054     $   136,604      $   326,491      $   168,498
                                                                      ===========     ===========      ===========      ===========

Per Share Data:
     Earnings per common share:
         Basic operating earnings                                     $      1.58     $      1.42      $      3.13      $      2.75
         Net realized investment gains (losses), net of tax                  0.44           (0.20)            1.16            (0.37)
                                                                      -----------     -----------      -----------      -----------
         Basic net income                                             $      2.02     $      1.22      $      4.29      $      2.38
                                                                      ===========     ===========      ===========      ===========
         Weighted average number of common shares
              outstanding                                                53,221.8        50,280.5         52,810.3         50,283.6


         Diluted operating earnings                                   $      1.57     $      1.38      $      3.07      $      2.67
         Net realized investment gains (losses), net of tax                  0.43           (0.19)            1.15            (0.35)
                                                                      -----------     -----------      -----------      -----------
         Diluted net income                                           $      2.00     $      1.19      $      4.22      $      2.32
                                                                      ===========     ===========      ===========      ===========
         Weighted average number of common and
              common equivalent shares outstanding                       53,698.7        51,706.4         53,716.4         51,739.1

                                 PartnerRe Ltd.
                          Consolidated Balance Sheets
           (Expressed in thousands of U.S. dollars, except per share
                       data and parenthetical share data)

                                                                                           June 30,      December 31,
                                                                                             2003            2002

                                                                                          (Unaudited)      (Audited)
Assets
     Investments and cash
     Fixed maturities, at fair value
      (amortized cost: 2003, $4,645,327; 2002, $3,998,382)                               $  4,807,038    $  4,145,594
     Short-term investments, at fair value
      (amortized cost: 2003, $24,392; 2002, $3,787)                                            24,373           3,801
     Equities, at fair value
      (cost: 2003, $538,778; 2002, $493,893)                                                  568,177         473,163
     Trading securities, at fair value (cost: 2003, $107,507; 2002, $72,998)                  113,477          75,284
     Cash and cash equivalents, at fair value, which approximates amortized cost              957,649         710,640
     Other invested assets                                                                      4,111           3,630
                                                                                         ------------    ------------
     Total investments and cash                                                             6,474,825       5,412,112
     Accrued investment income                                                                106,625          66,980
     Reinsurance balances receivable                                                        1,415,542         994,502
     Reinsurance recoverable on paid and unpaid losses                                        220,681         216,681
     Funds held by reinsured companies                                                        817,180         726,722
     Deferred acquisition costs                                                               355,358         304,873
     Deposit assets                                                                           477,608         359,606
     Taxes recoverable                                                                         83,684         100,002
     Goodwill                                                                                 429,519         429,519
     Other                                                                                    132,091         126,977
                                                                                         ------------    ------------
Total Assets                                                                             $ 10,513,113    $  8,737,974
                                                                                         ============    ============

Liabilities
     Unpaid losses and loss expenses                                                     $  4,100,680    $  3,658,416
     Policy benefits for life and annuity contracts                                           926,195         815,978
     Unearned premiums                                                                      1,330,761         869,925
     Funds held under reinsurance treaties                                                     33,081          32,359
     Deposit liabilities                                                                      497,088         356,091
     Long-term debt                                                                           220,000         220,000
     Net payable for securities purchased                                                     487,622         190,110
     Accounts payable, accrued expenses and other                                             119,291         117,913
                                                                                         ------------    ------------
Total Liabilities                                                                           7,714,718       6,260,792
                                                                                         ------------    ------------

Trust Preferred and Mandatorily Redeemable Preferred Securities                               400,000         400,000
                                                                                         ------------    ------------

Shareholders' Equity
     Common shares (par value $1.00, issued and outstanding:
         2003, 53,613,221; 2002, 52,375,938)                                                   53,613          52,376
     Preferred shares (par value $1.00, issued and outstanding: 2003, 11,600,000;
        2002, 10,000,000; aggregate liquidation preference, 2003, $290,000,000;
        2002, $250,000,000)                                                                    11,600          10,000
     Additional paid-in capital                                                             1,019,835         977,714
     Deferred compensation                                                                       (193)           (261)
     Accumulated other comprehensive income:
        Net unrealized gains on investments, net of tax                                       171,765         119,605
        Currency translation adjustment                                                        (2,773)        (30,820)
     Retained earnings                                                                      1,144,548         948,568
                                                                                         ------------    ------------
Total Shareholders' Equity                                                                  2,398,395       2,077,182
                                                                                         ------------    ------------

Total Liabilities, Trust Preferred and Mandatorily Redeemable
Preferred Securities and Shareholders' Equity                                            $ 10,513,113    $  8,737,974
                                                                                         ============    ============

Shareholders' Equity Per Common Share                                                    $      39.33    $      34.89
                                                                                         ============    ============

Diluted Book Value Per Common and Common Equivalent
     Share (assuming exercise of warrants and stock options)                             $      38.98    $      34.02
                                                                                         ============    ============

Number of Diluted Common Shares Outstanding                                                  54,090.1        53,702.3
                                                                                         ============    ============

                                 PartnerRe Ltd.
                           Supplementary Information
                         (in millions of U.S. dollars)
                                  (Unaudited)

                                                 For the three    For the three      For the six        For the six
                                                 months ended     months ended      months ended       months ended
                                                   June 30,          June 30,          June 30,          June 30,
                                                     2003              2002              2003              2002
SEGMENT INFORMATION

NON-LIFE SEGMENT
  US Property and Casualty
    Net premiums written                          $   221.3         $   176.0         $   539.1         $   350.2
    Net premiums earned                               214.9             136.6             410.7             257.1

    Loss and loss expense ratio(1)                     68.7%             77.4%             69.5%             72.2%
    Acquisition expense ratio(2)                       26.6              25.7              26.1              26.3
                                                  ---------         ---------         ---------         ---------
    Technical ratio(3)                                 95.3             103.1              95.6              98.5

  Global (Non-US) Property and Casualty
    Net premiums written                          $   185.5         $   109.6         $   490.3         $   310.4
    Net premiums earned                               214.6             137.7             416.4             258.9

    Loss and loss expense ratio(1)                     67.8%             72.9%             68.0%             73.4%
    Acquisition expense ratio(2)                       26.4              25.2              25.2              24.4
                                                  ---------         ---------         ---------         ---------
    Technical ratio(3)                                 94.2              98.1              93.2              97.8

  Worldwide Specialty
    Net premiums written                          $   366.1         $   244.3         $   896.4         $   653.4
    Net premiums earned                               366.0             257.4             699.5             462.6

    Loss and loss expense ratio(1)                     55.2%             56.4%             58.6%             56.2%
    Acquisition expense ratio(2)                       20.0              17.1              19.3              17.0
                                                  ---------         ---------         ---------         ---------
    Technical ratio(3)                                 75.2              73.5              77.9              73.2

TOTAL NON-LIFE SEGMENT
Gross premiums written                            $   769.2         $   532.9         $ 1,943.8         $ 1,336.3
Net premiums written                                  772.9             529.9           1,925.8           1,314.0
Net premiums earned                                   795.5             531.7           1,526.6             978.6

Loss and loss expense ratio(1)                         62.2%             66.1%             64.1%             64.9%
Acquisition expense ratio(2)                           23.6              21.4              22.8              21.4
                                                  ---------         ---------         ---------         ---------
Technical ratio(3)                                     85.8              87.5              86.9              86.3
Other overhead expense ratio(4)                         6.8               6.9               6.6               7.2
                                                  ---------         ---------         ---------         ---------
Combined ratio(5)                                      92.6%             94.4%             93.5%             93.5%
                                                  =========         =========         =========         =========

LIFE SEGMENT
Gross premiums written                                 68.1         $    34.8         $   155.1         $    78.2
Net premiums written                                   66.0              33.4             147.8              73.8
Net premiums earned                                    67.3              34.0             142.5              66.5

Technical result (6)                              $    (6.3)        $    (3.2)        $   (13.5)        $    (6.7)
Allocated investment income                            11.7               7.5              24.0              13.9
                                                  ---------         ---------         ---------         ---------
Net technical result                              $     5.4         $     4.3         $    10.5         $     7.2
                                                  =========         =========         =========         =========

(1) Loss and loss expense ratio is obtained by dividing losses and loss adjustment expenses by net premiums earned.

(2) Acquisition expense ratio is obtained by dividing acquisition costs by net premiums earned.

(3) Technical ratio is defined as the sum of the losses and loss adjustment expenses ratio and the acquisition expense ratio.

(4) Other overhead expense ratio is obtained by dividing other operating expenses by net premiums earned.

(5) Combined ratio is the sum of the loss and loss expense ratio and the expense ratio. The expense ratio is defined as the sum of the acquisition expense ratio and the other overhead expense ratio.

(6) Technical result is defined as net premiums earned less loss and loss adjustment expenses and acquisition costs.

                                 PartnerRe Ltd.
                           Supplementary Information

                                  (Unaudited)

                                                                  For the three      For the three     For the six      For the six
                                                                   months ended      months ended      months ended     months ended
                                                                     June 30,          June 30,          June 30,         June 30,
                                                                       2003              2002              2003             2002
Distribution of Net Premiums Written by
Line of Business:
                      Non-Life
                         Property and Casualty
                             Property                                     22%               23%               20%               20%
                             Casualty                                     19                18                20                16
                             Motor                                         8                10                10                11
                         Worldwide Specialty
                             Agriculture                                   5                 6                 3                 5
                             Aviation/Space                                8                 9                 6                 6
                             Catastrophe                                   7                10                14                18
                             Credit/Surety                                 7                 5                 5                 4
                             Engineering/Energy                            9                 6                 7                 5
                             Marine                                        2                 2                 2                 3
                             Special Risk                                  5                 4                 6                 6
                             Other                                         -                 1                 -                 1
                      Life                                                 8                 6                 7                 5


Geographic Distribution of Gross Premiums Written:
                             Europe                                       36%               32%               41%               36%
                             North America                                45                49                43                47
                             Asia, Australia and New Zealand              14                14                11                11
                             Latin America and the Caribbean               4                 4                 4                 5
                             Africa                                        1                 1                 1                 1

                                                                     As at
                                                                    June 30,
                                                                      2003
Credit Ratings (Financial Strength Ratings):
  Standard & Poor's                                                    AA
  Moodys                                                              Aa3
  A.M. Best                                                            A+

                                                                              As at                              As at
                                                                             June 30,                         December 31,
                                                                               2003                              2002
                                                                  (in thousands of U.S. dollars)     (in thousands of U.S. dollars)
Capital Structure:
  Debt                                                            $  220,000                 7%       $  220,000                 8%
  Trust Preferred                                                    200,000                 7           200,000                 7
  Series B Cumulative Redeemable Preferred Shares (PEPS)             200,000                 7           200,000                 7
  8% Series A Cumulative Preferred Shares                                  -                 -           242,163                 9
  6.75% Series C Cumulative Preferred Shares                         280,865                 9                 -                 -
  Common Shareholders' Equity                                      2,117,530                70         1,835,019                69
                                                                  ----------        ----------        ----------        ----------
  Total Capital                                                   $3,018,395               100%       $2,697,182               100%
                                                                  ==========        ==========        ==========        ==========

                                 PartnerRe Ltd.
                           Supplementary Information

                                  (Unaudited)

                                                                    As at              As at
                                                                   June 30,         December 31,
                                                                     2003              2002
Investment Portfolio:
  Credit Quality           AAA                                         46%               56%
                           AA                                          10                13
                           A                                           21                16
                           BBB                                         16                 9
                           Below Investment Grade                       7                 6


  By Class                 U.S. Government                              8%               12%
                           U.S. Mortgage/Asset Backed                  16                16
                           U.S. Corporates                             25                22
                           Foreign Fixed Income                        29                27
                           Equities and Equity Substitutes             14                13
                           Cash (net of pending transactions)           8                10

Expected average duration                                             3.4 Yrs           3.3 Yrs

Average yield to maturity at market                                   3.5%              3.5%
(fixed income securities and cash)

Average Credit Quality                                                 AA                AA



                                                                        For the three   For the three    For the six    For the six
                                                                         months ended    months ended    month ended    months ended
                                                                           June 30,        June 30,        June 30,       June 30,
                                                                             2003            2002            2003           2002

                                                                            (in thousands of U.S. dollars except per share data)
Reconciliation of Net income to Operating earnings
 available to common shareholders:

Net income                                                               $   121,915     $    66,589     $   246,284    $   129,844
Less:
   Net realized investment gains (losses), net of tax                         23,139          (9,731)         61,590        (18,263)
   Dividends to preferred shareholders                                        14,567           5,000          19,567         10,000
                                                                         -----------     -----------     -----------    -----------
Operating earnings available to common shareholders                      $    84,209     $    71,320     $   165,127    $   138,107
                                                                         ===========     ===========     ===========    ===========

Diluted net income per common share                                      $      2.00     $      1.19     $      4.22    $      2.32
Less:
   Net realized investment gains (losses), net of tax, per common share         0.43           (0.19)           1.15          (0.35)
                                                                         -----------     -----------     -----------    -----------
Diluted operating earnings per common share                              $      1.57     $      1.38     $      3.07    $      2.67
                                                                         ===========     ===========     ===========    ===========

Return on beginning common shareholders' equity
calculated with net income                                                      23.5%           16.4%           24.8%          16.0%
Less:
  Net realized investment gains (losses) net of tax                              5.1            (2.6)            6.7           (2.4)
                                                                         -----------     -----------     -----------    -----------
Operating return on equity                                                      18.4%           19.0%           18.1%          18.4%
                                                                         ===========     ===========     ===========    ===========

                                 PartnerRe Ltd.
                           Supplementary Information
                         (in millions of U.S. dollars)
                                  (Unaudited)


                                                              For the three      For the three       For the six         For the six
                                                               months ended      months ended        month ended        months ended
                                                                 June 30,           June 30,           June 30,           June 30,
                                                                   2003               2002               2003               2002
Reconciliation of technical result to net income
Non-Life technical result                                       $   113.3          $    66.5          $   201.0          $   133.5
Life technical result                                                (6.3)              (3.3)             (13.5)              (6.7)
                                                                ---------          ---------          ---------          ---------
Total technical result                                              107.0               63.2              187.5              126.8
Other operating expenses                                            (58.1)             (39.7)            (109.4)             (76.7)
Net investment income                                                63.8               59.5              125.5              118.2
Other income                                                          1.8                1.3                3.3                2.0
Interest expense                                                     (3.2)              (3.2)              (6.4)              (6.4)
Net foreign exchange losses                                          (3.4)              (2.5)              (0.3)              (6.1)
Income tax (expense) recovery on operating income                    (2.3)               4.5               (1.9)               3.9
Distribution related to Trust Preferred and Mandatorily
  Redeemable Prefered Shares                                         (6.8)              (6.8)             (13.6)             (13.6)
Net realized investment gains (losses), net of tax                   23.1               (9.7)              61.6              (18.3)
                                                                ---------          ---------          ---------          ---------
Net income                                                      $   121.9          $    66.6          $   246.3          $   129.8
                                                                ---------          ---------          ---------          ---------